UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CTI BIOPHARMA CORP.

(Name of Issuer)

Common stock, no par value per share

(Title of Class of Securities)

12648L106

(CUSIP Number)

January 1, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12648L106

1.	Names of reporting persons Baxalta Incorporated
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,567,398
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,567,398
9.	Aggregate amount beneficially owned by each reporting person 1,567,398
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.5% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon 28,237,661 shares of issuer’s common stock outstanding, which is calculated based upon 282,376,610 shares of issuer’s common stock outstanding as of October 27, 2016, as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission on Form 10-Q on November 8, 2016, as adjusted to reflect the one-for-ten reverse stock split, which became effective on January 1, 2017, as disclosed by the issuer in its periodic report filed with the Securities and Exchange Commission on Form 8-K on December 9, 2016.

CUSIP No. 12648L106

1.	Names of reporting persons Baxalta GmbH
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,567,398
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,567,398
9.	Aggregate amount beneficially owned by each reporting person 1,567,398
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.5% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon 28,237,661 shares of issuer’s common stock outstanding, which is calculated based upon 282,376,610 shares of issuer’s common stock outstanding as of October 27, 2016, as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission on Form 10-Q on November 8, 2016, as adjusted to reflect the one-for-ten reverse stock split, which became effective on January 1, 2017, as disclosed by the issuer in its periodic report filed with the Securities and Exchange Commission on Form 8-K on December 9, 2016.

CUSIP No. 12648L106

1.	Names of reporting persons Shire plc
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Jersey, Channel Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,567,398
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,567,398
9.	Aggregate amount beneficially owned by each reporting person 1,567,398
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.5% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon 28,237,661 shares of issuer’s common stock outstanding, which is calculated based upon 282,376,610 shares of issuer’s common stock outstanding as of October 27, 2016, as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission on Form 10-Q on November 8, 2016, as adjusted to reflect the one-for-ten reverse stock split, which became effective on January 1, 2017, as disclosed by the issuer in its periodic report filed with the Securities and Exchange Commission on Form 8-K on December 9, 2016.

Item 4.	Ownership .

	(a)	Amount beneficially owned : 1,567,398 (1) (2)

	(b)	Percent of class : 5.5% (3)

	(c)	Number of shares as to which the person has :

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,567,398 (1) (2)

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 1,567,398 (1) (2)

(1)	The reported securities are beneficially owned by Baxalta GmbH, an indirect wholly-owned subsidiary of Baxalta Incorporated (“Baxalta”), which, in turn, is an indirect wholly-owned subsidiary of Shire plc (“Shire”), following consummation of Shire’s acquisition of Baxalta pursuant to the merger of a wholly-owned subsidiary of Shire with and into Baxalta, which merger transaction closed on June 3, 2016.
(2)	As disclosed by the issuer in its periodic report filed with the Securities and Exchange Commission on
Form 8-K on December 9, 2016, the issuer effected a one-for-ten reverse stock split, which became effective on January 1, 2017. The reverse stock split reduced the number of reported securities beneficially owned by the reporting persons from 15,673,981 to 1,567,398.
(3)	Percentage of class calculation is based upon 28,237,661 shares of issuer’s common stock outstanding, which is calculated based upon 282,376,610 shares of issuer’s common stock outstanding as of October 27, 2016, as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission on Form 10-Q on November 8, 2016, as adjusted to reflect the one-for-ten reverse stock split, which became effective on January 1, 2017, as disclosed by the issuer in its periodic report filed with the Securities and Exchange Commission on Form 8-K on December 9, 2016.

Exhibits:

Exhibit 1 – Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

BAXALTA INCORPORATED

By:	/s/ Lenin E. Lopez
Name:	Lenin E. Lopez
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Jeffrey Prowda
Name:	Jeffrey Prowda
Title:	Attorney-in-fact

SHIRE PLC

By:
Name:	Bill Mordan
Title:	Company Secretary

Exhibit 1

Joint Filing Agreement

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the U.S. Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange) with respect to the common stock, no par value per share, of CTI Biopharma Corp., and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

It is understood and agreed that the joint filing of this Schedule 13G shall not be construed as an admission that the reporting persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of February 6, 2017.

BAXALTA INCORPORATED

By:	/s/ Lenin E. Lopez
Name:	Lenin E. Lopez
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Lenin E. Lopez
Name:	Lenin E. Lopez
Title:	Attorney-in-fact

SHIRE PLC

By:	/s/ Bill Mordan
Name:	Bill Mordan
Title:	Company Secretary